SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), for itself and on behalf of the following subsidiaries : Kansas City Power & Light Company ("KCPL"), KLT Inc., Great Plains Power Incorporated ("GPP"), KLT Energy Services Inc., KLT Telecom Inc., KLT Gas Inc., Far Gas Acquisitions Corporation, Apache Canyon Gas, L.L.C., Forest City, LLC, Strategic Energy, L.L.C., Home Service Solutions, Inc., Worry Free Service, Inc., R.S. Andrews Enterprises, Inc., R.S. Andrews Services, Inc., R.S. Andrews Enterprises of Kansas, Inc., RSA Services Termite and Pest Control, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of South Carolina, Inc., R.S. Andrews of Charleston, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Maryland, Inc., and R.S. Andrews of Wilmington, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.    Type of securities ("draft", promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of April 1, 2002 through June 30, 2002 (except as otherwise noted), among companies in the GPE system, as identified in attachment A.

2.    Issue, renewal or guaranty:

Issue.

3.    Principal amount of each security:

See attachment A

4.    Rate of interest per annum of each security:

See attachment A

5.    Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6.    If renewal of security, give date of original issue:

Not applicable.

7.    Date of maturity of each security:

Various dates, as identified in attachment A.

8.    Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the GPE system, as identified in attachment A.

9.    Collateral given with each security:

None.

10.   Consideration received for each security:

The full principal amount of each borrowing.

11.   Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12.   Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)    the provisions contained in the first sentence of Section 6(b) [ ]

b)    the provisions contained in the fourth sentence of Section 6(b) [ ]

c)    the provisions contained in any rule of the Commission other than Rule U-48 [X]

13.   If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.   If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.   If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Great Plains Energy Incorporated

/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance,
Chief Financial Officer and
Treasurer

Dated:  August 29, 2002.

Associate company advancing funds	Type	Date of issue/ advance	Amount of advance	Interest rate	Maturity date	Associate company receiving funds

Kansas City Power & Light Company	demand open account	4/30/02 5/31/02 6/30/02	$175,233.33 29,617.67 303,826.47	0.00% 0.00% 0.00%	N/A N/A N/A	KLT Inc.

Kansas City Power & Light Company Great Plains Energy Incorporated Kansas City Power & Light Company Great Plains Energy Incorporated Great Plains Energy Incorporated	demand open account demand open account demand open account Note demand open account

4/30/02
4/30/02
4/30/02
5/31/02
5/31/02
6/30/02
6/30/02
6/30/02

4/30/02
4/30/02

4/30/02
4/30/02
4/30/02
4/30/02
4/30/02
5/31/02
5/31/02
5/31/02
5/31/02
5/31/02
5/31/02
6/30/02
6/30/02
6/30/02
6/30/02
6/30/02

4/2/02
4/13/02
4/30/02
5/14/02
5/31/02
6/6/02
6/30/02

4/3/02
4/5/02
4/8/02
4/11/02
4/12/02
4/13/02
4/15/02
4/16/02
4/18/02
4/19/02
4/22/02
4/23/02
4/24/02
4/25/02
4/29/02
4/30/02
5/2/02
5/3/02
5/6/02
5/7/02
5/8/02
5/9/02
5/10/02
5/13/02
5/14/02
5/16/02
5/21/02
5/22/02
5/23/02
5/24/02
5/28/02
5/29/02
5/30/02
5/31/02
6/4/02
6/6/02
6/7/02
6/10/02
6/11/02
6/12/02
6/13/02
6/14/02
6/20/02
6/21/02
6/24/02
6/25/02
6/26/02
6/27/02
4/28/02
4/30/02
5/31/02
6/30/02

$6,108.00
16,617.00
17,774.00
5,000.00
17,969.00
157.00
21,916.00
14,495.00

6,722.34
6,464.00

$100,297.00
160,174.00
21,621.00
15,739.00
6,794.00
4,423.00
185,414.00
16,796.00
31,376.00
2,376.58
12,412.00
3,807.00
9,215.00
32,588.00
19,095.00
10,190.00

$1,800,000.00
2,700,000.00
204,098.32
12,500,000.00
283,583.41
2,100,000.00
236,132.50

$2,574.33
26,261.96
15,561.43
521.34
54,594.87
1,234.32
10,416.42
5,128.85
5,100.45
116.99
21,241.03
10,904.92
222,256.10
250.00
1,165.45
6,260.51
1,455.30
219.64
27,240.04
58,356.35
10,319.50
156.20
714.19
1,478.12
3,428.75
999.47
2,114.35
163,865.90
11,214.09
28,900.83
596.58
969.24
1,480.00
527.08
123.57
38,862.00
19,499.50
9,953.45
449.31
245.00
294.27
1,313.00
26,307.74
5,083.39
3,046.51
6,185.02
11,260.85
435.60
4,797.02
1,554.21
2,607.46
3,159.57

2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%

2.98%
2.98%

2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%

2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
3.04%

2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
2.98%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%
3.04%

N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A

N/A
N/A

N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A

3/12/03
3/12/03
3/12/03
3/12/03
3/12/03
3/12/03
3/12/03

N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A
N/A

						Home Service Solutions Inc. Home Service Solutions Inc. Worry Free Service, Inc. KLT Inc. Great Plains Power Incorporated

KLT Inc.	demand open account	4-11-02 4-11-02 4-15-02 4-30-02 4-30-02 5-31-02 5-31-02 6-11-02 6-11-02 6-27-02 6-30-02 6-30-02	75,000.00 25,180.61 9,247.16 14,048.79 14,365.74 13,169.57 29,888.29 1,685,000.00 10,712.58 21,714.37 13,270.75 3,747.13	8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25% 8.25%	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	KLT Energy Services Inc.
KLT Inc. KLT Gas Inc. KLT Gas Inc. KLT Gas Inc. KLT Gas Inc.	demand open account demand open account demand open account demand open account demand open account

4-30-02
4-30-02
4-30-02
5-1-02
5-1-02
5-31-02
5-31-02
6-25-02
6-25-02
6-26-02
6-26-02
6-30-02
6-30-02

4/30/02
5/14/02
5/31/02
6/30/02

4/30/02
4/30/02
5/16/02
5/23/02
5/23/02
5/31/02
6/13/02
6/30/02

4/16/02
4/25/02
4/30/02
4/30/02
5/2/02
5/6/02
5/16/02
5/16/02
5/17/02
5/29/02
6/4/02
6/5/02
5/31/02
6/19/02
6/20/02
6/30/02
6/30/02

4/30/02
6/6/02
6/13/02
6/13/02
6/20/02

16,835.65
150,000.00
1,024,697.28
300,000.00
34,425.90
15,685.51
1,035,044.53
38,181.74
868,474.46
1,755.00
34,943.91
15,832.48
139,808.81

$1,713.40
576.56
701.55
1,249.79

$865,997.00
68,343.97
100.00
5,875.89
3,395.00
71,666.33
2,415.00
69,845.14

$3,166.02
2,158.81
5,631.61
23,783.82
27,175.02
19,132.08
100.00
100.00
245.00
320.00
320.00
26,354.30
25,197.09
2,037.57
680.00
11,798.40
24,737.67

$1,162,267.63
51,694.20
9,838.84
1,232.88
45,841.18

8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%

8.25%
8.25%
8.25%
8.25%

8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%

8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%

8.25%
8.25%
8.25%
8.25%
8.25%

					N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	KLT Telecom Inc. KLT Telecom Inc. Apache Canyon Gas, L.L.C. Forest City, L.L.C. Far Gas Acquisitions Corporation
KLT Inc. KLT Inc. KLT Investments II Inc. KLT Gas Inc. Apache Canyon Gas, L.L.C. KLT Energy Services Inc. KLT Energy Services Inc. KLT Energy Services Inc.	demand open account demand open account demand open account demand open account demand open account demand open account demand open account demand open account

6/30/02

4/30/02
6/30/02

4/30/02
5/31/02
6/30/02

4/2/02
4/11/02
4/15/02
4/30/02
5/7/02
5/10/02
5/13/02
5/16/02
5/23/02
5/30/02
5/31/02
6/13/02
6/17/02
6/19/02
6/20/02
6/21/02
6/24/02
6/25/02
6/26/02
6/26/02
6/27/02
6/28/02
6/30/02

4/30/02
5/31/02
6/30/02

4/30/02
5/31/02
6/30/02

4/15/02
4/30/02
4/30/02
4/30/02
5/31/02
6/30/02

4/30/02
5/31/02
6/30/02

$341,203.13

$10.75
10.75

$50,147.84
52,120.85
50,750.57

$6,429.92
12,085.12
5,201.27
16,131.98
7,538.15
3,235.41
3,214.93
3,013.68
7,035.42
6,492.79
815.99
10,591.97
3,202.24
1,578.28
777.16
766.34
2,269.96
746.21
744.04
2,244.36
722.48
711.58
1,419.62

2,068.74
2,151.50
2,096.68

$37,566.42
39,081.86
38,086.16

$8,154,663.21
28,425.00
2,405,835.00
34,104.18
36,878.86
38,108.16

$205.59
213.88
208.44

0.00%

8.25%
8.25%

8.25%
8.25%
8.25%

8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%
8.25%

8.25%
8.25%
8.25%

8.25%
8.25%
8.25%

4.25%
4.25%
4.25%
4.25%
4.25%
4.25%

8.25%
8.25%
8.25%

					N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	Strategic Energy, L.L.C. Forest City L.L.C. KLT Inc. KLT Inc. KLT Inc. KLT Gas Inc. Strategic Energy, L.L.C. KLT Telecom Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$3,771,098.46	4.50%	N/A	R.S. Andrews Services, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$3,090,458.23	4.50%	N/A	R.S. Andrews Enterprises of Kansas, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$704,157.17	4.50%	N/A	R.S. Andrews of Chattanooga, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$682,740.61	4.50%	N/A	R.S. Andrews of Tidewater, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$422,176.10	4.50%	N/A	R.S. Andrews of Fairfax, Inc.
R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$882,041.15	4.50%	N/A	R.S. Andrews Enterprises of South Carolina, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$770,228.75	4.50%	N/A	R.S. Andrews Enterprises of Charleston, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$913,256.85	4.50%	N/A	R.S. Andrews Enterprises of Dallas, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$1,320,656.75	4.50%	N/A	R.S. Andrews Enterprises of Stuart II, Inc.
R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$300.00	4.50%	N/A	R.S. Andrews Termite and Pest Control, Inc.
R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$2,168,361.39	4.50%	N/A	R.S. Andrews of Maryland, Inc.

R.S. Andrews Enterprises, Inc. (Note 1)	demand open account	3-31-02	$778,850.81	4.50%	N/A	R.S. Andrews of Wilmington, Inc.

Note 1: R.S. Andrews Enterprises, Inc. and all subsidiaries share in a cash concentration account. The principal amount shown for each entity is the aggregate of numerous advances made for the respective quarter.

Note 2: The principal amount shown represents the aggregate of numerous advances made for the respective quarter.